SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File Number: 1-6686


     (Check One):

     |_| Form 10-K         |_|  Form 11-K

     |_| Form 20-F         |X| Form 10-Q             |_|  Form N-SAR

     For Period Ended:  September 30, 2002
                        ------------------

     |_|  Transition Report on Form 10-K

     |_|  Transition Report on Form 20-F

     |_|  Transition Report on Form 11-K

     |_|  Transition Report on Form 10-Q

     |_|  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant  The Interpublic Group of Companies, Inc.
                         ----------------------------------------------------


Former name if applicable   N/A
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Address of principal executive office (Street and number)
                                            1271 Avenue of the Americas
                                           ----------------------------------


City, state and zip code     New York, New York  10020
                         ----------------------------------------------------



                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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       (a)   The reasons described in reasonable detail in Part III of
             this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
|X| prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On November 13, 2002, the Company reported that the amount of the Company's accounting restatement with respect to prior periods totals $181.3 million (the "Restatement Amount") and that it planned to avail itself of the five-day extension to the November 14 deadline for filing its quarterly report on Form 10-Q for the quarter ended September 30, 2002 (the "Third Quarter Form 10-Q"). This extra time is necessary so that the Company may assign the Restatement Amount to the appropriate prior periods and thereby file a complete and accurate Third Quarter Form 10-Q. The Company expects to file the Third Quarter Form 10-Q within the extension period.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.


Nicholas J. Camera, Senior Vice-President,
General Counsel and Secretary                                  212)  399-8000
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           (Name)                                             (Area  (Telephone
                                                                Code)   Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has announced that it expects to report revenue of $1.50 billion and earnings of $.02 per share for the quarter ended September 30, 2002. These third-quarter results exclude any effect of the restatement of prior period results. The third-quarter results are lower than previously forecast due to unanticipated charges at the Company's McCann-Erickson operating group. The Company, however, requires extra time to assign the Restatement Amount to the appropriate prior periods. Accordingly, restated results for the third quarter of 2001 are not yet available and the changes cannot yet be quantified.

                    The Interpublic Group of Companies, Inc.
                    ----------------------------------------
                  (Name of Registrant as Specified in Charter)


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 13, 2002               By:  /s/ Nicholas J. Camera
       -----------------                    ----------------------
                                             Name:   Nicholas J. Camera
                                             Title:  Senior Vice President,
                                                     General Counsel & Secretary